SEC File Number 000-26247

CUSIP Number 923436109

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form N-SAR     ☐ Form N-CSR

For the Period Ended: March 31, 2004

                              ☐  Transition Report on Form 10-K

                              ☐  Transition Report on Form 20-F

                              ☐  Transition Report on Form 11-K

                              ☐  Transition Report on Form 10-Q

                              ☐  Transition Report on Form N-SAR

                              For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VERITAS Software Corporation

Full Name of Registrant

350 Ellis Street

Address of Principal Executive Offices (street and number)

Mountain View, California 94043

City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate).

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In a Form 12b-25 filed on March 16, 2004, the Registrant reported that it was delaying the filing of its annual report on Form 10-K for the year ended December 31, 2003, for purposes of (i) restating the Registrant’s financial statements for the years ended December 31, 2001 and December 31, 2002 as a result of an internal investigation that concluded on March 12, 2004, and (ii) revising its financial statements for the year ended December 31, 2003 to reflect corrections of prior periods and the settlement of tax audits related to the Company’s 2000 acquisition of Seagate Technology. As a result of the foregoing matters, the Registrant is unable to file its quarterly report on Form 10-Q for the quarter ended March 31, 2004 on or before the due date without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Edwin J. Gillis	(650)	527-8000

Name	Area Code	Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes         ☒ No

The Registrant’s Form 10-K, for the period ended December 31, 2003, has not been filed for the reasons described in Part III, above.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes         ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 21, 2004, the Registrant issued a press release reporting its financial results for the quarter ended March 31, 2004. As disclosed in that press release, which was furnished to the Securities and Exchange Commission as an exhibit under Item 12 of Form 8-K on April 21, 2004, the Registrant reported net income for the quarter ended March 31, 2004 of $103.0 million, compared to net income of $42.5 million for the quarter ended March 31, 2003. The Registrant also reported revenue for the quarter ended March 31, 2004 of $487 million, compared to revenue of $394 million for the quarter ended March 31, 2003. As described in the Registrant’s press release, the financial information presented in the press release is subject to adjustment based on the results of the restatement described in Part III above.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, including statements relating to estimated adjustments to and the impact on historical financial statements of the Registrant. These forward-looking statements involve a number of risks and uncertainties, including: the risk of possible changes in the scope and nature of the audit procedures on the Registrant’s adjusted financial statements; and uncertainties regarding the extent to which prior period financial statements will be restated upon completion of the audit procedures. These and other factors could cause the Registrant’s actual results to differ materially from what it projects in its forward-looking statements. For more information regarding other potential risks and uncertainties, see the “Factors That May Affect Future Results”

section of the Registrant’s most recent periodic reports on Form 10-Q for the quarter ended September 30, 2003 and Form 10-K for the year ended December 31, 2002, which are on file with the Securities and Exchange Commission.

VERITAS Software Corporation

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2004	By:	/s/ Edwin J. Gillis

Edwin J. Gillis Executive Vice President and Chief Financial Officer